SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 16, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly Held Company

Corporate Taxpayer’s ID.: 43.776.517/0001-80

Company Registry (NIRE): 35.300.016.831

Rua Costa Carvalho, 300

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“SABESP” or “Company”), pursuant to Instruction 358 of January 3, 2002, issued by the Brazilian Securities and Exchange Commission (“CVM”), as amended, hereby informs its shareholders and the market in general that the Board of Directors of SABESP, at the meeting held on July 15, 2010, approved the 5th issue of promissory notes of the Company, for public distribution, with firm commitment and restricted placement efforts, in accordance with CVM Instruction 476 of January 16, 2009 (“CVM Instruction 476”), in the total amount of R$600,000,000.00 (six hundred million Brazilian reais) (“Promissory Notes” and Offering”).

The structuring and distribution process is being conducted by a syndicate of financial institutions led by HSBC Corretora de Títulos e Valores Mobiliários S.A. (“HSBC” or “Lead Manager”), the other underwriters being BB - Banco de Investimento S.A. (“BB-BI”) and Santander Corretora de Títulos e Valores Mobiliários S.A. (“Santander”, jointly with the Lead Manager, BB-BI and Santander, “Underwriters”). The Offering will be targeted exclusively at qualified investors. It will be presented to a maximum of fifty (50) qualified investors and the Promissory Notes may be subscribed by a maximum of twenty (20) qualified investors, as set forth in Article 3 of CVM Instruction 476.

The Promissory Notes’ maturity will be one hundred and eighty (180) days from their issue date. The funds raised by the Company through the promissory notes will be used to settle the financial obligations falling due in 2010 and 2011.

The Promissory Notes will be paid with the funds to be raised by the Company through the public issue of Debentures by it, and the structuring and distribution process will be conducted by the Underwriters on a firm commitment basis.

São Paulo, July 19, 2010

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: July 16, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.